SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. )*



                      ABR Information Services, Inc.

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                00077R108

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).























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
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital Research and Management Company
     95-1411037

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


              5   SOLE VOTING POWER

                  NONE


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  2,216,400
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,216,400   Beneficial ownership disclaimed pursuant to Rule 13d-4


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.1%


 12  TYPE OF REPORTING PERSON*

     IA


                  SEE INSTRUCTION BEFORE FILLING OUT!










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


 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SMALLCAP World Fund, Inc.
     95-4253845

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland


              5   SOLE VOTING POWER

                  1,650,000


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  NONE
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,650,000


 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.0%


 12  TYPE OF REPORTING PERSON*

     IC


                  SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No.

t No.

IItem 1(a)   Name of Issuer:
       ABR Information Services, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
       34125 U.S. Highway 19 North
       Palm Harbor, FL  34684-2116

Item 2(a)   Name of Person(s) Filing:
       Capital Research and Management Company and SMALLCAP World Fund,
       Inc.

Item 2(b)   Address of Principal Business Office:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       Common Stock

Item 2(e)   CUSIP Number:
       00077R108

Item 3   The person(s) filing is(are):

       (d)   [X]   Investment Company registered under Section 8 of the
            Investment Company Act.
       (e)    [X]   Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940.

Item 4   Ownership

       Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 2,216,400 shares or 8.1% of the 27,388,000 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

       SMALLCAP World Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 1,650,000 shares or 6.0% of the 27,388,000 shares of Common Stock believed to be outstanding.

Item 5   Ownership of 5% or Less of a Class: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
       Company: N/A

Item 8   Identification and Classification of Members of the Group:  N/A

Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          July 9, 1998 (For the period ended
                       December 31, 1997)


        Signature:     *Paul G. Haaga, Jr.

        Name/Title:    Paul G. Haaga, Jr., Executive Vice
                       President

                       Capital Research and Management Company


        Date:          July 9, 1998 (For the period ended
                       December 31, 1997)


        Signature:     *Vincent P. Corti

        Name/Title:    Vincent P. Corti, Vice President

                       SMALLCAP World Fund, Inc.




        *By

               James P. Ryan
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated June 17, 1998 included as an Exhibit to this Schedule 13G filed with the Securities and Exchange Commission.

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


  Capital Research and Management Company ("CRMC"), SMALLCAP World Fund, Inc. ("SCWF") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by ABR Information Services, Inc.

  CRMC, SCWF state that they are each entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CRMC, SCWF are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 CAPITAL RESEARCH AND MANAGEMENT COMPANY

                 BY:              *Paul G. Haaga, Jr.

                                   Paul G. Haaga, Jr., Executive
                                   Vice President
                                   Capital Research and Management
                                   Company


                 SMALLCAP WORLD FUND, INC.

                 BY:              *Vincent P. Corti

                                   Vincent P. Corti, Vice
                                   President
                                   SMALLCAP World Fund, Inc.


*By

     James P. Ryan
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated June 17, 1998 included as an Exhibit to this Schedule 13G filed with the Securities and Exchange Commission.

   POWER OF ATTORNEY

     The undersigned do hereby appoint James P. Ryan and Michele Yuen Yang, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities deemed held by the undersigned, Capital Research and Managment Company, AMCAP Fund, Inc., American Balanced Fund, Inc., American Mutual Fund, Inc., American Variable Insurance Series (Growth Fund, International Fund, Growth-Income Fund, Asset Allocation Fund, Global Growth Fund, Global Small Capitalization Fund), Capital Income Builder, Inc., Capital World Growth and Income Fund, Inc., EuroPacific Growth Fund, Fundamental Investors, Inc., The Growth Fund of America, Inc., The Income Fund of America. Inc., The Investment Company of America, The New Economy Fund, New Perspective Fund, Inc., SMALLCAP World Fund, Inc., and Washington Mutual Investors Fund, Inc., and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

     IN WITNESS WHEREOF, this Power of Attorney, has been executed as of the 17th day of June, 1998.







































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

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934

Capital Research and Management Company    EuroPacific Growth Fund


/s/ Paul G.  Haaga, Jr.                    /s/ Robert W.  Lovelace
Name:   Paul G. Haaga, Jr.                 Name:   Robert W. Lovelace
Title:   Executive Vice President          Title:   Senior Vice
                                           President

AMCAP Fund, Inc.
American Balanced Fund, Inc.
Fundamental Investors, Inc.                The Investment Company of
The Growth Fund of America, Inc.           America
The Income Fund of America, Inc.

                                           /s/ Anne M.  Llewellyn
/s/ Paul G.  Haaga, Jr.                    Name:   Anne M.  Llewellyn
Name:   Paul G. Haaga, Jr.                 Title:   Vice President
Title:   Senior Vice President



American Mutual Fund, Inc.


/s/ Joyce E.  Gordon
Name:   Joyce E. Gordon
Title:   Vice President



American Variable Insurance Series


/s/ Michael J.  Downer
Name:   Michael J.  Downer
Title:   Vice President
Capital Income Builder, Inc.


/s/ Paul G.  Haaga, Jr.
Name:   Paul G. Haaga, Jr.
Title:   Chairman



Capital World Growth and Income Fund,
Inc.


/s/ Paul G.  Haaga, Jr.
Name:   Paul G. Haaga, Jr.
Title:   President

                               AGREEMENT

                            Los Angeles, CA
                              July 9, 1998




The New Economy Fund
SMALLCAP World Fund, Inc.


/s/ Vincent P.  Corti
Name:   Vincent P. Corti
Title:   Vice President



New Perspective Fund, Inc.


/s/ Catherine M.  Ward
Name:   Catherine M. Ward
Title:   Vice President



 Washington Mutual Investors Fund, Inc.


/s/ Howard L.  Kitzmiller
Name:   Howard L. Kitzmiller
Title:   Senior Vice President, Secretary and Assistant Treasurer